Department of State: Division of Corporations

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Entity Details

THIS IS NOT A STATEMENT OF GOOD STANDING

File Number:	**7922166**	Incorporation Date / Formation Date:	**4/7/2020** (mm/dd/yyyy)

Entity Name:	**DIGITAL ARC, LLC**		
Entity Kind:	**Limited Liability Company**	Entity Type:	**General**
Residency:	**Domestic**	State:	**DELAWARE**

REGISTERED AGENT INFORMATION

Name:	**INCORP SERVICES, INC.**		
Address:	**919 NORTH MARKET STREET, SUITE 950**		
City:	**WILMINGTON**	County:	**New Castle**
State:	**DE**	Postal Code:	**19801**
Phone:	**800-246-2677**		

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